1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

THOR ALDEN

thor.alden@dechert.com +1 202 261 3391 Direct

January 20, 2016

VIA EDGAR

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, D.C. 20549

Re:	RBC Funds Trust (the “Trust”) File Nos.: 333-111986; 811-21475

Dear Mr. Eskildsen:

This letter responds to comments you provided to Thor Alden of Dechert LLP in a telephonic conversation on Wednesday, December 30, 2015, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports (the “Annual Reports”) and other filings of the Trust and its series (each, a “Fund”) relating to the fiscal years ended March 31, 2015 and September 30, 2015. We have reproduced your comments below, followed by our responses.

Comment 1.       Item 27(b)(7)(ii)(A) of Form N-1A requires a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of a fund that assumes a $10,000 initial investment at the beginning of the first fiscal year. Instruction 1(d) to this Item instructs the fund to base the line graph on the fund’s required minimum initial investment if that amount exceeds $10,000. Please ensure that going forward for all Funds that have selected a class that has a required minimum initial investment amount that is higher than $10,000, that the line graph is based on the required minimum initial investment amount of that class.

Response 1.                The Funds will incorporate your comment in future filings.

Comment 2.         A number of Funds (e.g., RBC Emerging Markets Equity Fund, RBC International Opportunities Fund, RBC Mid Cap Value Fund, and RBC Small Cap Value Fund) appear to have more than 25% of their assets invested in the “financials” sector according to their Schedules of Investments in the Annual Reports. Please explain how a 25% or more allocation to a sector is consistent with these Funds’ policies to not concentrate their investments in any particular industry, and consider including appropriate risk disclosure.

Response 2.                Each Fund (except for the Access Capital Community Investment Fund, which concentrates its investments in the affordable housing industry) has adopted a policy to not concentrate its investments in a particular industry (the “Non-Concentration Policies”). The Schedules of Investments in the Annual Reports disclose portfolio holdings by broad market “sectors,” which are generally deemed to consist of securities in several industries and are therefore broader than any single “industry” as used in a Non-Concentration Policy. Accordingly, the Non-Concentration Policies are not inconsistent with disclosure in the Annual Reports.

At the time of investment, the Funds review each security on the basis of its industry by using the primary Standard Industrial Classification (“SIC”) code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.1 Accordingly, if securities categorized as “financials” in the Annual Reports are assigned to multiple SIC codes, a Fund could theoretically invest more than 25% of its assets in a particular sector, as long as the Fund does not concentrate in a particular industry, which is defined as a single SIC code. In other words, the Non-Concentration Policy does

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[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

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not restrict a Fund from investing more than 25% of its assets in a sector, only from doing so in a particular industry. This distinction is consistent with prior SEC guidance.2

In response your comments, the Funds will add additional prospectus risk disclosure in future filings to address potential exposure to particular sectors.

Comment 3.       The “Agreements and Other Transactions with Affiliates” section of the Annual Reports currently lists the amounts subject to possible recoupment under the expense limitation agreement as of September 30, 2015 per Fund on an aggregate basis. Please also specify in which of the three years the recoupment will apply.

Response 3.                The Funds will incorporate your comment in future filings.

Comment 4.       The Staff notes that the benchmark presented in the BlueBay Emerging Markets Select Bond Fund’s Annual Report, dated September 30, 2015, is a blended index, which consists 50% of the JPMorgan EMBI Global Diversified Index and 50% of the JPMorgan GBI-EM Broad Diversified Index. Please explain how the Fund’s blended index qualifies as an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Response 4.                The Fund is aware of several other fund groups that use blended primary benchmark indexes. The Fund is of the belief that blended primary benchmark indexes are generally recognized because such indexes can be more reflective of the market for the principal investments of a fund than a non-blended index.

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[2]	Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the Trust’s assets in any one industry represents concentration. If the Trust intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate…If the Trust does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the Trust’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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The Fund is not aware of any formal guidance from the SEC or its Staff regarding specifically whether a blended primary benchmark index may represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. However, the Fund believes its approach is consistent with the limited guidance from the SEC and its Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”3

The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”4 The SEC explained that it chose to require funds to use a broad-based index in lieu of peer group comparisons “to provide investors with a benchmark for evaluating fund performance that affords a greater basis for compatibility than a narrow index would afford.”5 In rejecting the use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”6

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[3]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).
[4]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC-19832 (Apr. 6, 1993).
[5]	Id.
[6]	Id.

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Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.7 (emphasis added)

Moreover, with respect to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).8

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[7]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Rel. No. IA-315, IC-7113 (Apr. 18, 1972). This language, although from a “dated” release, is still the standard with respect to defining an “appropriate securities index” under Section 205(b) and is quoted at length by both the SEC Staff and no-action letter applicants.
[8]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Rel. No. IC-17294 (Jan. 8, 1990).

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Accordingly, the Fund believes that using a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the SEC Staff is aware, funds are increasingly using diverse investment strategies that can have multiple distinct components and asset classes with various weightings. Hence, the performance of a fund’s strategy may therefore have a higher degree of correlation with a blended index than a more commonly used broad-based index. The Fund believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the Fund’s holdings, can give investors more useful information than a non-blended index about how the Fund in which they are investing has performed against the broader market. The Fund also believes that a blended index would be adequately “broad-based” if the particular index, when viewed as a whole, is sufficiently representative of a broad segment of the particular securities market.

In the case of the Fund, the constituent component indexes of the blended index are the JPMorgan EMBI Global Diversified and 50% JPMorgan GBI-EM Broad Diversified Index. In light of the Fund’s investment objective and principal investment strategies, the Fund believes the blended index is “appropriate” within the meaning of the Form N-1A definition since the blended index reflects the market for the principal investments of the Fund. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter.9

With regard to whether the blended index is “broad-based,” the two component indexes of the blended index are themselves “broad-based securities market indexes.” The Fund believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the relevant securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Fund believes the blended index provides investors with a basis for evaluating the applicable Fund’s performance and risks relative to the particular market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

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[9]	“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

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Comment 5.       The RBC Money Market Funds made a 485(b) filing on November 25, 2015, which contained a prospectus that incorporated by reference the September 30, 2015 audited financial statements, which, however, were not filed until December 3, 2015. Please explain the reason for such incorporation by reference and whether such incorporation will occur in future filings.

Response 5.                The reference was made inadvertently and will be corrected in future filings.

Tandy Representation

 The Trust acknowledges that:  (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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